Exhibit 99.4

Invitation to Shareholders

On behalf of Vermilion's Board of Directors, management and employees, it is our pleasure to invite you to attend our annual general meeting (the “Meeting”). Please take some time to read this Notice of Meeting, Proxy Statement and Information Circular (“Circular”). It contains important information about the Meeting, voting, Director nominees, our governance practices, and our Director and executive compensation. It will help you understand the Board’s role and responsibilities and explains our compensation in detail.

Notice of Meeting
Date and Time:	Wednesday, May 11, 2022 at 3:00 pm MDT
Place:	Virtual-only Meeting accessed at https://web.lumiagm.com/299274697 (password is vermilion2022)
Your Right to Vote:	You have the right to vote if you were a Vermilion shareholder on March 22, 2022
Meeting Matters:	1. receiving our financial statements and the respective auditor's report for the year ended December 31, 2021;
2. fixing the number of Directors to be elected at the Meeting at nine Directors;
3. electing the Directors for the next year;
4. appointing Deloitte LLP as auditors;
5. advisory vote on Vermilion’s approach to executive compensation as set forth in this Circular; and
6. approval of the Omnibus Incentive Plan.

Virtual Meeting

To help mitigate health and safety risks to the community, shareholders, employees and other stakeholders, our Meeting will be held in a virtual-only format. Technology is re-shaping many traditional business practices. Using technology to allow virtual participation is a way to make the Meeting more relevant, accessible and engaging for all involved, by permitting a broader base of shareholders to participate in the Meeting – regardless of their geographic location.

Registered Shareholders

Before the Meeting, you have the option of voting by proxy on the internet, by telephone / smartphone, or by mail. You can also vote in person (virtually) at the Meeting, or you can use your proxy form to appoint another person to attend the virtual Meeting and act on your behalf.

Non-Registered (Beneficial) Shareholders

You must vote using your voting instruction form, which allows you to vote by proxy on the internet, by telephone / smartphone, or by mail. To vote in person (virtually) at the Meeting, you must appoint yourself as a proxyholder.

If you vote by proxy on the internet, by telephone / smartphone, or by mail in advance of the Meeting, your vote will be counted regardless if you attend the virtual Meeting. Please refer to your proxy form or voting instruction form, as applicable, and to the “Registered and Beneficial Shareholder Voting” section on page 4 of this document. Vermilion may utilize the Broadridge QuickVoteTM service to assist shareholders with voting their shares. Beneficial shareholders who have not objected to Vermilion knowing who they are may be contacted by Laurel Hill Advisory Group (“Laurel Hill”) to conveniently vote directly over the phone.

Your vote is important to us. If you have questions about the Meeting matters, the voting instruction form or require assistance completing your proxy form, please contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill, toll-free in North America at 1.877.452.7184, outside North America at 1.416.304.0211, or by email at assistance@laurelhill.com.

We appreciate your confidence in Vermilion and look forward to your participation in the virtual Meeting. A recording of the Meeting will be available on our website at vermilionenergy.com following the Meeting.

Sincerely,

(Signed “Lorenzo Donadeo”)

Lorenzo Donadeo

Executive Chairman

Vermilion Energy Inc. ■ Page 1 ■ 2022 Management Proxy Circular